SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-3
                                 (RULE 13e-100)
                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                   RULE 13e-3
                              TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                            CHEROKEE BANKING COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                            Cherokee Banking Company
                             Cherokee Interim Corp.
                               Dennis W. Burnette
                                William L. Early
                                 Albert L. Evans
                               J. Calvin Hill, Jr.
                                Roger M. Johnson
                                 J. David Keller
                                 John S. Moreau
                                 Wanda P. Roach
                               A. R. Roberts, III
                                Donald F. Stevens
                              Edwin I. Swords, III
--------------------------------------------------------------------------------
                      (Names of Person(s) Filing Statement)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                               Dennis W. Burnette
                      President and Chief Executive Officer
                            Cherokee Banking Company
                             1275 Riverstone Parkway
                              Canton, Georgia 30114
                                 (770) 479-3400
--------------------------------------------------------------------------------
  (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:
                            Kathryn L. Knudson, Esq.
                              Powell Goldstein LLP
                     One Atlantic Center - Fourteenth Floor
                         1201 West Peachtree Street, NW
                             Atlanta, GA 30309-3488
                                 (404) 572-6600

     This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [_] The filing of a registration statement under the Securities Act of 1933.

     c. [_]    A tender offer.

     d. [_]    None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

     Check the following box if the filing is a final amendment reporting the results of the transaction:

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
     Transaction valuation*                            Amount of filing fee
--------------------------------------------------------------------------------
           3,398,664                                          $680
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the acquisition of 191,474 shares of common stock of the subject company for $17.75 per share in cash. The amount of the filing fee equals one-fiftieth of one percent of the aggregate of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $680               Filing Party:  Cherokee Banking Company

Form or Registration No.:  Schedule 13E-3     Date Filed:    July 1, 2005


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
                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

     This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13e-3 (the "Schedule 13e-3") for Cherokee Banking Company ("Cherokee") is being filed to report the results of the Rule 13e-3 transaction subject to this
Schedule 13e-3 and to incorporate by reference the Definitive Proxy Statement filed on October 13, 2005 under cover of Schedule 14A pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended.

     The reorganization of Cherokee pursuant to the Agreement and Plan of Reorganization by and between Cherokee and Cherokee Interim Corp. ("Interim"), dated June 30, 2005 and attached as Appendix A to the Definitive Proxy Statement filed as Exhibit 1 hereto, became effective on November 3, 2005 upon the filing of the certificate of merger of Interim with and into Cherokee. As a result of the reorganization, 138,643 shares of Cherokee common stock held by approximately 428 shareholders of record were exchanged for $17.75 per share in cash, or an aggregate of $2,460,913.25. As of November 21, 2005, the number of outstanding shares of Cherokee was 1,103,872 and the record number of shareholders was 169.

     Cherokee's Rule 13E-3 Transaction Statement on Schedule 13E-3 was initially filed with the Securities and Exchange Commission on July 1, 2005. All information contained in this Amended Schedule concerning the Company has been supplied by the Company. The information contained in the Definitive Proxy Statement, including all appendices, is hereby incorporated by reference. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Proxy Statement.

ITEM 1.   Summary Term Sheet

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SUMMARY TERM SHEET."

ITEM 2.   Subject Company Information

          The required information is incorporated herein by reference to the caption to the Notice of the Special Meeting of Shareholders contained in Exhibit 1 and to the sections of Exhibit 1 entitled "DESCRIPTION OF THE PLAN-The Reorganization-Parties to the Merger," "INFORMATION ABOUT CHEROKEE AND ITS AFFILIATES -Recent Affiliate Transactions in Cherokee Stock, -Stock Purchases by Cherokee and -Market for Common Stock and Dividends," and "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS-Number of Shares Outstanding."

ITEM 3.   Identity and Background of Filing Person

          The business address and telephone number of each filing person listed on the cover of this Amended Schedule is c/o Cherokee Bank, 1275 Riverstone Parkway, Canton, Georgia 30114, telephone (770) 479-3400. Each filing person is a director of Cherokee, except for Mr. Moreau who is a director and officer of Cherokee Bank, N.A., our banking subsidiary. Dennis W. Burnette is also the President and Chief Executive Officer of Cherokee and A. R. Roberts, III is also the Chief Financial Officer of Cherokee. The other required information regarding the filing persons and persons specified in Instruction C to the Schedule is incorporated herein by reference to the sections of
          Exhibit 1 entitled "INFORMATION ABOUT CHEROKEE AND ITS AFFILIATES-Directors and Executive Officers" and "-Other Affiliate Persons."

ITEM 4.   Terms of the Transaction

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS-Requirements for Shareholder Approval," "SPECIAL FACTORS -Purpose of the Reorganization, -Reasons for the Reorganization, -Recommendation of the Board of Directors; Fairness of the Reorganization, -Effects of the Reorganization on Affiliates and -Federal Income Tax Consequences of the Reorganization," and "DESCRIPTION OF THE PLAN-Dissenters' Rights."


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
ITEM 5.   Past Contacts, Transactions, Negotiations and Agreements

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS -Alternatives Considered and -Recommendation of the Board of Directors; Fairness of the Reorganization-Substantive Fairness," and "INFORMATION ABOUT CHEROKEE AND ITS AFFILIATES -Recent Affiliate Transactions in Cherokee Stock."

ITEM 6.   Purposes of the Transaction and Plans or Proposals

          The common stock acquired in the transaction will be cancelled and become authorized but unissued common stock. Other than the Reorganization described in response to Item 4 and the indebtedness to be incurred in connection therewith as described in Item 10, there are no plans, proposals or negotiations relating to or that would result in:

          (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Cherokee or any subsidiary;

          (2) any purchase, sale or transfer of a material amount of assets of Cherokee or any subsidiary;

          (3) any material change in Cherokee's present dividend rate or policy or in its indebtedness or capitalization;

          (4) any change in Cherokee's present board of directors or management, including but not limited to plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer's employment contract;

          (5) any other material change in Cherokee's corporate structure or business;

          (6) any class of Cherokee's equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

          (7) except as disclosed in response to Item 7 relating to the prospective termination of registration of the Cherokee common stock under the Exchange Act, any class of Cherokee's equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

          (8) except as described in response to Item 7, the suspension of Cherokee's obligation to file reports under Section 15(d) of the Exchange Act.

ITEM 7.   Purposes, Alternatives, Reasons and Effects

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS -Purpose of the Reorganization, -Alternatives Considered, -Reasons for the Reorganization, -Potential Disadvantages of the Reorganization, -Pro Forma Effect of the Reorganization, -Effects of the Reorganization on Cherokee, -Effects of the Reorganization on Affiliates, -Effects of the Reorganization on Shareholders Generally, -Federal Income Tax Consequences of the Reorganization and -Determination of Fairness by Interim and Other Cherokee Affiliates," and "PRO FORMA CONDENSED FINANCIAL INFORMATION."

ITEM 8.   Fairness of the Transaction

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS -Recommendation of the Board of Directors; Fairness of the Reorganization and -Determination of Fairness by Interim and Other Cherokee Affiliates."


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
ITEM 9.   Reports, Opinions, Appraisals and Negotiations

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS-Opinion of Independent Financial Advisor" and to Appendices C and D thereto. The Valuation Report and Opinion attached as Appendices C and D to Exhibit 1 constitute the only written materials furnished to the board of directors by an outside party (other than counsel) relating to the transaction.

ITEM 10.  Source and Amount of Funds or Other Consideration

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "DESCRIPTION OF THE PLAN-Source of Funds and Expenses."

ITEM 11.  Interest in Securities of the Subject Company

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT CHEROKEE AND ITS AFFILIATES -Stock Ownership by Affiliates and -Recent Affiliate Transactions in Cherokee Stock."

ITEM 12.  The Solicitation or Recommendation

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS-Recommendation of the Board of Directors; Fairness of the Reorganization."

ITEM 13.  Financial Statements

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA" and "PRO FORMA CONDENSED FINANCIAL INFORMATION" and to Appendices E and F thereto.

ITEM 14.  Persons/Assets Retained, Employed, Compensated or Used

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS-Solicitation of Proxies."

ITEM 15.  Additional Information

          Not applicable.

ITEM 16.  Exhibits

          1. Proxy Statement, Notice of the Special Meeting of Shareholders and related cover letter, including:

                    Appendix A   Agreement and Plan of Reorganization
                    Appendix B   Article 13 of the Georgia Business Corporation
                                 Code
                    Appendix C   Opinion of Independent Financial Advisor
                    Appendix D   Valuation Report of Independent Financial
                                 Advisor
                    Appendix E   Cherokee Banking Company Financial Statements
                                 and Management Discussion and Analysis for the
                                 Year Ended December 31, 2004
                    Appendix F   Cherokee Banking Company Financial Statements
                                 and Management Discussion and Analysis for the Six Months Ended June 30, 2005

               (Incorporated by reference to the definitive proxy statement filed October 13, 2005 under cover of Schedule 14A; File No. 000-30511.)


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
                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 21, 2005
                                        CHEROKEE BANKING COMPANY

                                        By: /s/    Dennis W. Burnette
                                            ------------------------------------
                                        Dennis W. Burnette
                                        President and Chief Executive Officer

                                        CHEROKEE INTERIM CORP.
                                        By:  Cherokee Banking Company, as
                                        successor to Cherokee Interim Corp.

                                        By: /s/    Dennis W. Burnette
                                            ------------------------------------
                                        Dennis W. Burnette
                                        President and Chief Executive Officer

                                        CHEROKEE BANKING COMPANY AFFILIATES:

                                        /s/    Dennis W. Burnette
                                        ----------------------------------------
                                        Dennis W. Burnette

                                        /s/    William L. Early
                                        ----------------------------------------
                                        William L. Early

                                        /s/    Albert L. Evans
                                        ----------------------------------------
                                        Albert L. Evans

                                        /s/    J. Calvin Hill, Jr.
                                        ----------------------------------------
                                        J. Calvin Hill, Jr.

                                        /s/    Roger M. Johnson
                                        ----------------------------------------
                                        Roger M. Johnson

                                        /s/    J. David Keller
                                        ----------------------------------------
                                        J. David Keller

                                        /s/    John S. Moreau
                                        ----------------------------------------
                                        John S. Moreau

                                        /s/    Wanda P. Roach
                                        ----------------------------------------
                                        Wanda P. Roach

                                        /s/    A. R. Roberts, III
                                        ----------------------------------------
                                        A. R. Roberts, III

                                        /s/    Donald F. Stevens
                                        ----------------------------------------
                                        Donald F. Stevens

                                        /s/    Edwin I. Swords, III
                                        ----------------------------------------
                                        Edwin I. Swords, III


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